

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 7, 2013

<u>Via E-mail</u>
Kenneth L. Waggoner
Executive Vice President, General Counsel and Secretary
VelaTel Global Communications, Inc.
5950 La Place Court, Suite 160
Carlsbad, CA 92008

> **Re:    VelaTel Global Communications, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed July 25, 2013**
> **Amendment No. 1 Filed July 26, 2013**
> **File No. 000-52095**

Dear Mr. Waggoner:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Future Amendments of Articles by Board Resolution, page 6</u>

1.  Please amend your filing to discuss what matters the NRS would continue to allow shareholders of non-Series B, and especially Series A shareholders, the right to vote on regarding future amendments to the Articles of Incorporation.

2.  Revise your filing to clarify what provisions of the NRS you are relying on, as well as their purpose and effect, in amending your Articles of Incorporation.  For example, it is not clear what the phrase "unless the articles of incorporation provide otherwise" of NRS 78.1955 means in the context of your company the actions covered by this filing.  Furthermore, please revise to provide your analysis as to how the company will be exempt from providing Information Statements to shareholders pursuant to the federal securities laws.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Kate Beukenkamp, Attorney-Advisor, at 202-551-6971 or Celeste M. Murphy, Legal Branch Chief, at 202-551-3257 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director